UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 333-220052 CUSIP Number 00972G108

(Check One): ☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Akari Therapeutics Plc

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):	75/76 Wimpole Street

City, State and Zip Code:	London W1G 9RT, United Kingdom

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 20-F for the year ended December 31, 2017 within the prescribed time period because of unanticipated delays in the completion of its financial statements and related portions of the Form 20-F, which delays could not be eliminated by the Registrant without unreasonable effort and expense.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Dov Elefant	(646)	350-0702
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2017, the Registrant expects to report in its Annual Report on Form 20-F (i) research and development expenses for the year ended December 31, 2017 of approximately $23.3 million compared to approximately $17.3 million for the year ended December 31, 2016, (ii) general and administrative expenses for the year ended December 31, 2017 of approximately $11.7 million compared to approximately $9.9 million for the year ended December 31, 2016, (iii) other income for the year ended December 31, 2017 of approximately $2.4 million compared to $9.1 million for the year ended December 31, 2016, and (iv) net loss for the year ended December 31, 2017 of approximately $32.6 million compared to $18.1 million for the year ended December 31, 2016.

Akari Therapeutics, PLC

Name of Registrant as Specified in Charter.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 1, 2018	By:	/s/ Dov Elefant
Name: Dov Elefant Title: Chief Financial Officer